February 7, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-04-11

QUATERRA AND GOLDCORP COMPLETE FINANCING UNDER INVESTMENT
FRAMEWORK AGREEMENT

Goldcorp has provided US$10 million for exploration, retains right to acquire interests in Quaterra properties

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced that, it has, pursuant to the Investment Framework Agreement (IFA) with Goldcorp Inc. (TSX:G; NYSE:GG) closed the US$6 million portion of the funding for a two-year generative exploration program.

The IFA provides Goldcorp with an option to acquire an interest in certain mining properties held by or acquired by Quaterra in central Mexico in return for funding a two-year generative exploration program by the Company through a private placement investment of US$10 million in the Company.

The first US$4 million portion of the private placement concluded last year consisted of units at C$1.41 comprised of 3,001,418 common shares of the Company and 1,500,709 two-year share purchase warrants exercisable at C$1.76 per share to purchase up to 1,500,709 common shares of the Company.

The US$6 million portion consists of units at C$1.82 comprised of 3,293,407 common shares of the Company and 1,646,703 two-year share purchase warrants exercisable at C$2.27 per share to purchase up to 1,646,703 common shares of the Company.

Under applicable securities laws, the 3,293,407 units issued as part of this placement are subject to hold periods that will expire on June 8, 2011.

Under the IFA, Goldcorp has an option to acquire up to 65% in any property held by the Quaterra in central Mexico, with the exception of Nieves, by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a Feasibility Study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

The IFA currently includes 12 properties covering more than 950 square miles. Exploration will focus on discovering large Peñasquito-style gold-silver deposits. Ground geophysics and drilling are planned for the year. Quaterra is the operator on these projects.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.